

June 23, 2022

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the following series of iShares U.S. ETF Trust, under the Exchange Act of 1934:

- iShares Inflation Hedged High Yield Bond ETF
- iShares Inflation Hedged U.S. Aggregate Bond ETF
- iShares Interest Rate Hedged U.S. Aggregate Bond ETF

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com